UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31286 / October 15, 2014

In the Matter of:

MONROE CAPITAL CORPORATION
MC FUNDING LTD.
MC FUNDING, LTD. 2013-1
MONROE CAPITAL PARTNERS FUND, L.P.
MONROE CAPITAL PARTNERS FUND II, L.P.
MONROE CAPITAL CORPORATION SBIC, LP
MONROE CAPITAL SENIOR SECURED DIRECT
    LOAN FUND LP
MONROE CAPITAL SENIOR SECURED DIRECT LOAN FUND
    (UNLEVERAGED) LP
MONROE FCM DIRECT LOAN FUND LP
MONROE CAPITAL BDC ADVISORS, LLC
MONROE CAPITAL MANAGEMENT ADVISORS, LLC
MONROE CAPITAL MANAGEMENT, LLC
MONROE CAPITAL PARTNERS FUND ADVISORS, INC.
MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.
MONROE CAPITAL PARTNERS FUND, LLC
MONROE CAPITAL PARTNERS FUND II, LLC
MCC SBIC GP, LLC
MONROE CAPITAL SENIOR SECURED DIRECT
    LOAN FUND LLC
MONROE FCM DIRECT LOAN FUND LLC

300 South Wacker Drive, Suite 6400
Chicago, Illinois 60606

(File No. 812-14028)

ORDER UNDER SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Monroe Capital Corporation; MC Funding Ltd.; MC Funding, Ltd. 2013-1; Monroe Capital
Partners Fund, L.P.; Monroe Capital Partners Fund II, L.P.; Monroe Capital Corporation SBIC,
LP; Monroe Capital Senior Secured Direct Loan Fund LP; Monroe Capital Senior Secured
Direct Loan Fund (Unleveraged) LP; Monroe FCM Direct Loan Fund LP; Monroe Capital BDC

Advisors, LLC; Monroe Capital Management Advisors, LLC; Monroe Capital Management LLC; Monroe Capital Partners Fund Advisors, Inc.; Monroe Capital Partners Fund II Advisors, Inc.; Monroe Capital Partners Fund, LLC; Monroe Capital Partners Fund II, LLC; MCC SBIC GP, LLC; Monroe Capital Senior Secured Direct Loan Fund LLC; and Monroe FCM Direct Loan Fund LLC filed an application on April 18, 2012, and amendments to the application on February 27, 2013, June 5, 2013, November 27, 2013, July 16, 2014, and September 5, 2014, requesting an order under sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1under the Act. The order would permit business development companies and certain registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On September 19, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31253). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Monroe Capital Corporation, et al. (File No. 812-14028) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Kevin M. O'Neill
                                        Deputy Secretary